FORM 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the nvestment Company Act of 1940

__ Check this box if no longer        OMB Approval
subject to Section 16.  Form 4 or     OMB Number - 3235-0287
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1.       Name and Address of Reporting Person*

         Icahn             Carl             C.
         (Last)            (First)          (Middle)

         c/o Icahn Associates Corp.
         767 Fifth Avenue, Suite 4700
                        (Street)

         New York                  New York             10153
         (City)                    (State)


2.       Issuer Name and Ticker or Trading Symbol

                  Vector Group, Ltd. (VGR)


3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for October 9, 2002 - October 11, 2002
                            (Month/Date/Year)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)
(v).


5.       If Amendment, Date of Original
                           (Month/Year)


6.       Relationship of Reporting Person to Issuer
                           (Check all applicable)

______ Director                  x       10% Owner
______ Officer                ________   Other (specify below)
  (give title below)


7.       Individual or Joint/Group Filing (check applicable line)
         _____     Form filed by One Reporting Person
             x     Form Filed by More than One Reporting Person


         Table I (A) - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security
              (Instr. 3)

         Common Stock, $0.10 par value ("Shares")


2.       Transaction Date
         (Month/Day/Year)

         10/9/02


3.       Transaction Code (Instr. 8)

         Code                       V
         P


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount      (A) or (D)                Price
          55,000         A                    $12.15


5.       Amount of Securities Beneficially Owned at End of Transaction
                                    (Instr. 3 and 4)

                           7,337,689


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                                    I


7.       Nature of Indirect Beneficial Ownership
                           (Instr. 4)

                          See Explanation

         Table I (B) - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security
              (Instr. 3)

         Common Stock, $0.10 par value ("Shares")


2.       Transaction Date
         (Month/Day/Year)

         10/10/02


3.       Transaction Code (Instr. 8)

         Code                       V
         P


4.       Securities Acquired (A) or Disposed of (D)
                  (Instr. 3, 4 and 5)

         Amount      (A) or (D)                Price
          70,000           A                   $12.03


5.       Amount of Securities Beneficially Owned at End of Transaction
                        (Instr. 3 and 4)

                           7,407,689


6.       Ownership Form: Direct (D) or Indirect (I)
                           (Instr. 4)

                               I


7.       Nature of Indirect Beneficial Ownership
                   (Instr. 4)

                  See Explanation

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.       Title of Derivative Security
                  (Instr. 3)

         6.25% Convertible Subordinated Notes due 2008 (the "Notes")

2.       Conversion of Exercise Price of Derivative Security

         $30.91

3.       Transaction Date
         (Month/Day/Year)

         Conversion price as of 9/20/02

4.       Transaction Code
              (Instr. 8)

         Code                       V


5.       Number of Derivative Securities Acquired (A) or Disposed of (D)
                           (Instr. 3, 4 and 5)

                          (A)                   (D)


6.       Date Exercisable and Expiration Date
                  (Month/Day/Year)

         Date Exercisable                  Expiration Date

         6/29/01                                7/15/08

7.       Title and Amount of Underlying Securities
                  (Instr. 3 and 4)

                  Title                              Amount or Number of Shares
         Common Stock, $0.10 par value               647,040

8.       Price of Derivative Security
                  (Instr. 5)

                    $20,000,000

9.      Number of Derivative Securities Beneficially Owned at End of Transaction
                           (Instr. 4)

                         $20,000,000 principal

10.      Ownership Form of Derivatives Security: Direct (D) or Indirect (I)
                                    (Instr. 4)

                                          I

11.      Nature of Indirect Beneficial Ownership
                  (Instr. 4)

         See Explanation

Explanation of Responses:

The conversion price of the Notes was adjusted to $30.91 per share due to a stock dividend payable on September 27, 2002. Assuming future conversion of the Notes, Barberry Corp. (Barberry) may be deemed to directly beneficially own 647,040 Shares. As general partner of High River, Barberry may be deemed to beneficially own 7,407,689 Shares as to which High River possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of 100% interest in Barberry, be deemed to beneficially own 7,407,689 Shares as to which High River possesses direct beneficial ownership and 647,040 Shares as to which Barberry possesses direct beneficial ownership. Each of Mr. Icahn and Barberry disclaim beneficial ownership of the Shares that High River directly beneficially owns for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares that Barberry directly beneficially owns. Ms. Gail Golden, the spouse of Mr. Icahn, directly beneficially owns 13,831 Shares. Mr. Icahn disclaims beneficial ownership of Shares directly beneficially owned by Ms. Golden.

                         /s/ Carl C. Icahn                  October 11, 2002
                         **Signature of Reporting Person         Date
                         Carl C. Icahn

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

 [Signature Page to Form 4 of Carl C. Icahn and affiliates for Vector Group Ltd.
                      (October 9, 2002 - October 11, 2002)]

                             JOINT FILER INFORMATION



Name:             High River Limited Partnership

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Vector Group, Ltd.

Statement
for:              October 9, 2002 - October 11, 2002

Signature:        Barberry Corp., as General Partner



       By: /s/ Robert J. Mitchell
           Name: Robert J. Mitchell
           Title:   Authorized Signatory

                             JOINT FILER INFORMATION



Name:             Barberry Corp.

Address:          100 South Bedford Road
                  Mt. Kisco, New York 10549

Designated
  Filer:          Carl C. Icahn

Issuer:           Vector Group, Ltd.

Statement
for:              October 9, 2002 - October 11, 2002

Signature:        Barberry Corp.



       By:  /s/ Robert J. Mitchell
           Name: Robert J. Mitchell
           Title:   Authorized Signatory